UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 14, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 16 October 2013 entitled ‘Vodafone powers new Kindle Fire HDX with exclusive customer offer’

2.                                    Stock Exchange Announcement dated 3 October 2013 entitled ‘Director Declaration’

3.                                    Stock Exchange Announcement dated 14 October 2013 entitled ‘Holding(s) in Company’

4.                                    Stock Exchange Announcement dated 22 October 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

5.                                    Stock Exchange Announcement dated 31 October 2013 entitled ‘Vodafone Group Plc – Voting Rights and Capital’

16 October 2013

VODAFONE POWERS NEW KINDLE FIRE HDX WITH EXCLUSIVE CUSTOMER OFFER

Vodafone announced today that in an exclusive partnership with Amazon, Vodafone will power the connectivity for the new Amazon Kindle Fire HDX 4G LTE, giving customers ultrafast access to millions of books, movies, music tracks, apps and the internet via Vodafone’s 3G and 4G networks.

Working closely with Amazon, Vodafone has designed a mobile data offer specifically for Amazon Kindle Fire HDX 4G LTE customers. The new tablets have a Vodafone SIM card pre-installed, so when customers turn on their device they will be able to sign up to a Vodafone Internet Starter Pack with just a few clicks. The Vodafone pack offers 5GB data for 3 months, 20GB Amazon cloud storage and vouchers for the Amazon store for a flat one-off fee of €35 in Germany and £25 in the UK. After the three month period expires, customers have the option of signing up to one of Vodafone’s data plans.

Vodafone is the only telecoms operator offering the new Kindle Fire HDX 4G LTE directly to consumers through its stores. Customers buying the Kindle Fire HDX 4G LTE from Vodafone will be able to choose from a range of 3G and 4G data price plans, including the Group’s popular Vodafone RED proposition, and will benefit from in-store advice and support from Vodafone’s tech experts.

The partnership initially covers all Kindle Fire HDX 4G LTE versions sold in the UK and Germany.

The Amazon Kindle Fire HDX is the latest in Amazon’s series of tablets offering high performance, the latest version of Fire OS, and exclusive new features. Vodafone has worked with Amazon since 2010, providing embedded 3G connectivity for generations of Kindle e-readers. Now, for the first time, Vodafone will bring the new Kindle Fire HDX 4G LTE to Europe.

Vodafone’s relationship with Amazon is underpinned by the Group’s “Machine to Machine” (M2M) technology, which enables consumers to connect devices through a simple sign-up process. Vodafone’s M2M technology gives partners the capability to embed a single SIM for deployment across multiple geographies, enabling a wide range of devices and appliances to connect to smart networks and the internet.

Vodafone Group Director of Terminals Patrick Chomet said: “Vodafone has worked with Amazon over the years to provide Vodafone customers with an easy and reliable means of getting the content they want, whenever and wherever they want it. Vodafone and Amazon are offering a great package for those who want to get the most out of their new Kindle Fire HDX 4G LTE while on the move.”

Amazon Vice President of Kindle Europe Jorrit Van Der Meulen said: “The Kindle Fire HDX 4G LTE is our best tablet, and we welcome this extension of our relationship with Vodafone which will give our customers ultrafast access to the vast wealth of digital content available on Amazon.”

- ends -

For further information

Vodafone Group Media Relations

Tel:  +44 (0) 1635 664444

www.vodafone.com/media

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 409 million customers in its controlled and jointly controlled markets as of 30 June 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

3 October 2013

RNS: 6484P

Vodafone Group Plc

3 October 2013

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Following the announcement on 3 October 2013 of the appointment of Nick Read as Group Chief Financial Officer and a Director of the Company with effect from 1 April 2014, the following information is given in accordance with paragraph 9.6.13R of the Listing Rules.

Nick Read has held directorships in the following publicly quoted company in the past five years.

Name of Company: Vodacom Group Limited

Role: Director

Date of appointment: 13 September 2010

Name of Company: Vodafone and Qatar Foundation L.L.C.

Role: Director

Date of appointment: 9 September 2008

In addition, Nick Read is on the boards of the following unquoted companies:

·      Safaricom Limited;

·      Vodafone Hutchison Australia Pty Limited;

·      Indus Towers Limited;

·      Vodafone Egypt Telecommunications S.A.E; and

·      Vodafone India Limited

Nick Read is also a member of the board of the GSMA.

There are no further disclosures to be made pursuant to paragraph 9.6.13R of the Listing Rules.

- ends -

Vodafone Group Plc

Released 14 October 2013

RNS: 4718Q

The Company has today received a notification from The Capital Group Companies, Inc. advising that certain of its Group Companies now hold voting rights in the Company (representing 4.0299% of the voting rights of the Company). The threshold that was crossed or reached as a result of the transaction was 4%. The disclosure of their interest in accordance with DTR 5 is below.

This notice is given in fulfilment of Vodafone Group Plc’s obligation under DTR 5.8.12.

TR-1(i):               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii): Vodafone Group Plc

2.	Reason for the notification: An acquisition or disposal of voting rights

3.	Full name of person(s) subject to the notification obligation (iii): The Capital Group Companies, Inc.

4.	Full name of shareholder(s) (if different from 3.)(iv): See Schedule A

5.	Date of the transaction and date on which the threshold is crossed or reached (v): 3 October 2013

6.	Date on which issuer notified: 4 October 2013

7.	Threshold(s) that is/are crossed or reached (vi)(vii): 4%

8.	Notified details:

A. Voting rights attached to shares (viii)(ix)(x)(xii):

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of voting rights	% of voting rights
			Indirect	Indirect
Ordinary (GB00B16GWD56)	1,807,745,603	1,809,745,603	1,829,431,581	3.775%

ADRS (us92857W2098)	12,354,864	123,548,640	123,548,640	0.255%

B. Qualifying Financial Instruments (xiii)(xiv)

N/A

C. Financial Instruments with similar economic effect to Qualifying Financial Instruments (xv)(xvi)(xvii)(xviii)(xix)(xx)

N/A

Total (A+B+C)

Total number/percentage of voting rights	1,952,980,221	4.0299%

9.                 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xxi):

See Schedule A

Proxy Voting:

10.                              Name of the Proxy holder:

11.                              Number of voting rights proxy holder will cease to hold:

12.                              Date on which the proxy holder will cease to hold voting rights:

13.                              Additional information:

14.                              Contact name:

15.                              Contact telephone number:

As of 3 October 2013

Vodafone Group Plc

	Number of Shares	Percent of Outstanding

The Capital Group Companies, Inc. (“CG”) holdings	1,952,980,221	4.030%

Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company	15,634,798	0.032%

• Capital International Limited	1,601,100	0.003%

• Capital International SÁrl	1,706,136	0.004%

• Capital Research and Management Company	1,934,038,187	3.991%

Schedule A

22 October 2013

RNS: 0882R

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 21 October 2013 by Computershare Trustees Limited that on 18 October 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 229.5p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andy Halford*	110
Nick Jeffery	110
Matthew Kirk	108
Ronald Schellekens	110

* Denotes Director of the Company

31 October 2013

RNS: 7723R

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 52,821,685,999 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 4,359,066,345 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 48,462,619,654.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 14, 2013	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary